June 2007	Amendment No. 1 to Preliminary Terms No. 310
Registration Statement No. 333-131266
Dated June 13, 2007
Filed pursuant to Rule 433

Structured Investments
Opportunities in Interest Rates

Senior Fixed Rate Notes due 2027 Global Medium Term Notes, Series F Callable Notes

We, Morgan Stanley, have the right to redeem the notes on any interest payment date, beginning June 29, 2012. We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Description of Fixed Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.

S U M M A R Y T E R M S
Issuer:	Morgan Stanley
Aggregate principal amount:	$ . We may increase the aggregate principal amount prior to the original issue date but are not required to do so.
Stated principal amount:	$1,000
Issue price:	$1,000
Pricing date:	June , 2007
Original issue date:	June 29, 2007
Interest accrual date:	June 29, 2007
Maturity date:	June 29, 2027
Interest rate:	6.50%
Interest payment period:	Semi-annually
Interest payment dates:

Each June 29 and December 29, beginning December 29, 2007; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Day-count convention:	30/360
Redemption:

Beginning June 29, 2012, we have the right to redeem all of these notes on any interest payment date and pay to you 100% of the par value of the notes plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to redeem the notes, we will give you notice at least 15 calendar days before the redemption date specified in the notice.

Redemption percentage at redemption date:	100%
Redemption dates:	June 29, 2012 and on each interest payment date thereafter.
Specified currency:	U.S. dollars
Trustee:	The Bank of New York
Calculation agent:	The Bank of New York
Denominations:	$1,000 / $1,000
CUSIP:	61745EUQ2
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	Morgan Stanley & Co. Incorporated
Agent’s commissions/issue price:		Price to Public	Agent’s Commissions	Proceeds to Company
	Per Note	100%	2%	98%
	Total	$	$	$

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll free (866) 477-4776.

You may access these documents on the SEC web site at www.sec.gov as follows:
Prospectus Supplement dated January 25, 2006
Prospectus dated January 25, 2006

Senior Fixed Rate Notes due 2027 Callable Notes

Supplemental Information Concerning Plan of Distribution
We expect to deliver the notes against payment therefore in New York, New York on June 29, 2007, which will be the            scheduled business day following the date of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

June 2007	Page 2